

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2018

Peter Sollenne
Chief Executive Officer
Optec International, Inc.
2721 Loker Avenue West
Carlsbad, CA 92010

      Re: Optec International, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2017
           Filed September 28, 2017 and Amended March 16, 2018
           File Nos. 333-198993 and 000-55861

Dear Mr. Sollenne:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance